

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Mr. Chang Xiaobing
Chairman and Chief Executive Officer
China Unicom (Hong Kong) Limited
75th Floor, The Center
90 Queen's Road Central
Hong Kong

>   **Re: China Unicom (Hong Kong) Limited**
>   **Form 20-F for the fiscal year ended December 31, 2009**
>   **Filed June 18, 2010**
>   **File No. 1-15028**

Dear Mr. Chang:

We have reviewed your letter dated October 25, 2010 and have the following comments. As noted in our letter dated September 1, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Financial Statements

Note 4.2(b) 2009 Business Combinations, page F-59

1. We have considered carefully the information that you have provided to us in your letter dated October 25, 2010. We believe a presentation that reflects all of the costs incurred in generating revenue is necessary in order to provide readers with a true and fair view of the historical operating results of the business that was actually operated by the controlling shareholder. We believe the disposal approach described in your letter is the best presentation methodology to accomplish this goal.

Furthermore, we believe the disposal approach will improve investors' understanding of the economic impact of the transfer of the telecommunications networks in Southern China and the financial consequences of the concurrent lease of the network assets. We note that under this approach, investors will be able to compare the historical results of operations that include depreciation and finance charges to the results of operations that include leasing fees. This will facilitate investors' understanding of the impact of leasing the network assets from your controlling shareholder rather than owning the assets.

We understand your concern that under the disposal approach you would be presenting the network assets and related liabilities that were never under your ownership or control. However, we note that whenever historical financial statements are restated to reflect a common control merger, the comparative period presentations include assets, liabilities, and results of operations that were not under the reporting entity's ownership or control. We do not believe a presentation that includes the network assets and their subsequent transfer upon the effective date of the lease would have an adverse impact upon investors' understanding of the related party transactions. Furthermore, we do not believe the disposal approach represents a change in policy from what was used in the Company's merger with China Netcom or the acquisition of assets and business of Guizhou Branch from Unicom Group because the comparative period presentations of those transactions included all of the assets and liabilities associated with the businesses.

Note 32. Mutual Investment of US$1 Billion by the Company and Telefónica in each other, page F-95

2. We note your determination that the undertaking of the Mutual Investment constituted a derivative as of the Signing Date, as indicated in response number 2 of your September 21, 2010 letter to us. Paragraph AG 35 (c) of IAS 39 states that a forward contract is "recognized as an asset or liability on the commitment date." Please explain to us how you determined that the Signing Date was equal to the commitment date under IAS 39. As part of your analysis, clarify how you considered clause 3 of the subscription agreement, *conditions precedent to completion*, and why these conditions did not dictate a commitment date later than the Signing Date. For instance, we note Telefonica's Board was required to pass a resolution related to Telefonica's shares, and the Listing Committee of the Hong Kong Stock Exchange was required to grant a listing of the China Unicom Shares and a permission to deal in them. Clarify the nature of these and any other significant conditions and explain how they were considered in your determination of the commitment date.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
for

Larry Spirgel
Assistant Director

cc: Ms. Chun Wei
        Sullivan & Cromwell LLP
        Via Facsimile: 852-2522-2280